FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Quarterly report for the six months ended September 30, 2011, filed on November 14, 2011 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

2.	News release issued on November 15, 2011, by Panasonic Corporation (the registrant), announcing a basic agreement between Innovation Network Corporation of Japan and Panasonic Corporation regarding the transfer of the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: November 17, 2011

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the six months ended

September 30, 2011

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of Panasonic to achieve its midterm management plan; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas, and direct or indirect adverse effects of the flooding in Thailand on the Panasonic Group in terms of, among others, component procurement and manufacturing. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30, 2011	Six months ended September 30, 2010	Year ended March 31, 2011
Net sales	4,005,198	4,367,948	8,692,672
Income (loss) before income taxes	(159,343)	144,553	178,807
Net income (loss)	(153,157)	84,035	85,597
Net income (loss) attributable to Panasonic Corporation	(136,151)	74,718	74,017
Comprehensive income (loss) attributable to Panasonic Corporation	(261,645)	(46,563)	(97,166)
Total Panasonic Corporation shareholders’ equity	2,559,586	2,651,960	2,558,992
Total equity	2,637,903	3,537,845	2,946,335
Total assets	7,315,865	8,963,966	7,822,870
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	(58.88)	36.09	35.75
Net income (loss) per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	—	—
Panasonic Corporation shareholders’ equity / total assets (%)	35.0	29.6	32.7
Net cash provided by operating activities	1,040	247,322	469,195
Net cash used in investing activities	(111,941)	(92,216)	(202,945)
Net cash provided by (used in) financing activities	(83,085)	653,727	(354,627)
Cash and cash equivalents at end of period	740,595	1,868,406	974,826

	Three months ended September 30, 2011	Three months ended September 30, 2010
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	(45.75)	14.99

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potential common shares that were outstanding for the period.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 610 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The Company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

The Company’s business segment classifications consist of six segments, namely, “Digital AVC Networks,” “Home Appliances,” “PEW and PanaHome,” “Components and Devices,” “SANYO,” and “Other.” “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, general electronic components, electric motors and batteries. “SANYO” includes solar photovoltaic systems, lithium-ion batteries and optical pickups. “Other” includes FA equipment and other industrial equipment.

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the government and corporations. For exports, sales are handled mainly through sales subsidiaries and agents located in their respective countries. Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries. Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

Certain PEW, PanaHome and SANYO products are sold on a proprietary basis in Japan and overseas.

During the six months ended September 30, 2011, there were no major changes in principal businesses.

II	The Business

(1)	Operating Results

The Japanese economy was severely affected by the global economic recession, appreciation of the yen and declining stock prices. However, there were signs of recovery with the improvements in production and exports due to the normalization of the supply chain which had been disrupted by the Great East Japan Earthquake. In the meantime, the global economy showed signs of slowdown caused by the destabilization of the European finance market due to the government debt crisis in some countries, the high rate of unemployment and faltering house prices in the U.S., and slowing of demand expansion in emerging markets.

In such a business environment, consolidated group sales for the six months ended September 30, 2011 decreased by 8% to 4,005,198 million yen, partly affected by the Great East Japan Earthquake, compared with the same period of fiscal 2011.

Operating profit* decreased by 72% to 47,599 million yen from a year ago. Although the company pursued a thorough streamlining program to reduce material and fixed costs, this result was due mainly to price decline, sales decrease affected by the disaster, and the appreciation of the yen. In the meantime, pre-tax loss was 159,343 million yen compared with an income of 144,553 million yen a year ago, due mainly to the business restructuring expenses such as the implementation of early retirement programs and the impairment losses of fixed assets. Accordingly, net loss was 153,157 million yen, compared with an income of 84,035 million yen a year ago, and net loss attributable to Panasonic Corporation amounted to 136,151 million yen, compared with an income of 74,718 million yen a year ago.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

(2)	Operating Results by Business Segment

Digital AVC Networks

Sales decreased by 14% to 1,432,482 million yen from a year ago. Despite favorable sales of Blu-ray Disc recorders, this result was due mainly to sales decline in flat-panel TVs and mobile phones. Segment loss amounted to 18,105 million yen, compared with segment profit of 61,269 million yen a year ago, due mainly to sales decrease and price decline.

Home Appliances

Sales increased by 3% to 658,870 million yen from a year ago, due mainly to favorable sales in air conditioners as well as stable sales in washing machines and refrigerators. Segment profit increased by 7% to 52,586 million yen from a year ago, due mainly to sales increase and streamlining of material cost.

PEW and PanaHome

Sales increased by 5% to 879,253 million yen from a year ago. Regarding Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales growth in electrical construction and building materials of housing/building-related business and home appliances business contributed to the overall sales increase, although sales declined in devices such as electronic materials and automation controls mainly for automobile-related products. For PanaHome Corporation and its subsidiaries, favorable sales of housing construction mainly for detached housing led to its overall sales increase, thanks to the Japanese stable housing market conditions. Segment profit was 31,639 million yen, increased by 3% from a year ago, due mainly to favorable sales and fixed cost reduction.

Components and Devices

Sales decreased by 14% to 411,556 million yen from a year ago. This result was due mainly to sluggish sales in semiconductors as well as declines in sales of general components and batteries. Segment loss was 7,425 million yen, compared with segment profit of 25,471 million yen a year ago, due mainly to sales decrease and price decline.

SANYO

Sales decreased by 19% to 669,265 million yen from a year ago. Although sales of solar photovoltaic systems, cold-chain equipments and commercial air conditioners were stable, sales of electronic components, digital cameras, TVs and in-car-related equipments were sluggish. Sales decline owing to the semiconductor business transfer in fiscal 2011 also led to the overall sales decrease. 26,921 million yen of segment loss was recorded, compared with segment profit of 6,079 million yen a year ago, influenced by sales decrease, after incurring the expenses such as amortization of intangible assets recorded at the acquisition.

Other

Sales totaled 553,914 million yen, down by 1% from a year ago, due mainly to sales decline in components for group companies in Panasonic. Segment profit amounted to 23,936 million yen, up 4% from a year ago, due mainly to fixed cost reduction.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of September 30, 2011 decreased by 507,005 million yen to 7,315,865 million yen compared with 7,822,870 million yen at the end of fiscal 2011. This was due mainly to the appreciation of the yen, a decrease in cash and cash equivalents and a decrease in property, plant and equipment by incurring impairment losses.

Regarding liabilities, total liabilities amounted to 4,677,962 million yen, a decrease of 198,573 million yen compared with the end of fiscal 2011. This was attributable primarily to the appreciation of the yen and a decrease in account payables.

Panasonic Corporation shareholders’ equity increased 594 million yen, compared with the end of fiscal 2011, to 2,559,586 million yen as of September 30, 2011. Despite an increase of 271,205 million yen in Panasonic shareholder’s equity by share exchanges for acquisition of all shares of PEW and SANYO, this was primarily as a decrease in retained earnings by incurring net loss attributable to Panasonic Corporation and deterioration in accumulated other comprehensive income (loss). Noncontrolling interests decreased 309,026 million yen to 78,317 million yen, due mainly to the share exchanges as stated above.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities for the six months ended September 30, 2011 totaled 1,040 million yen, a decrease of 246,282 million yen a year ago. This was attributable primarily to incurring net loss, compared with net income from a year ago.

Cash flows from investing activities

Net cash used in investing activities for the six months ended September 30, 2011 amounted to 111,941 million yen, an increase of 19,725 million yen from a year ago. This difference from a year ago was due primarily to decreases in proceeds from disposition of investments and advances, and proceeds from disposals of property, plant and equipment, while a decrease in expenditures on capital investments.

Cash flows from financing activities

Net cash used in financing activities for the six months ended September 30, 2011 amounted to 83,085 million yen, compared with an inflow of 653,727 million yen a year ago. This was due mainly to an issuance of short-term bonds by the company and some subsidiaries in the same period of last fiscal year.

Taking into consideration the effect of exchange rate fluctuations, cash and cash equivalents totaled 740,595 million yen as of September 30, 2011, down 234,231 million yen compared with the end of fiscal 2011.

(5)	Research and Development

Panasonic’s R&D expenditures for the six months ended September 30, 2011 totaled 266,851 million yen, up 0.4% from a year ago. There were no significant changes in R&D activities for the period.

(6)	Capital Investment and Depreciation

Panasonic’s capital investment (tangible assets) for the six months ended September 30, 2011 totaled 131,412 million yen, down 35% from a year ago. There were no significant changes in major property, plant and equipment for the period.

Panasonic’s depreciation (tangible assets) for the six months ended September 30, 2011 totaled 131,421 million yen, down 5% from a year ago.

(7)	Number of Employees

Numbers of employees at the end of the second quarter of fiscal 2012 were 360,700, a decrease of 6,237 compared with the end of the fiscal 2011.

(8)	Risk Factors

There were no risks newly identified during the six months ended September 30, 2011. During the six months ended September 30, 2011, there were also no significant changes with regard to the “Risk Factors” stated in the annual report of the prior fiscal year.

After the six months ended September 30, 2011 up to the filing date of this quarterly report, there were significant changes with regard to the “Risk Factors” stated in the annual report of the prior fiscal year as follows:

Panasonic’s facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on its business operations

Panasonic’s headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. Panasonic also operates procurement, manufacturing, logistics, sales and research and development facilities all over the world. If major disasters, such as earthquakes, tsunamis, fires, floods, including those caused by climate change, wars, terrorist attacks, computer viruses or other events occur, or Panasonic’s information system or communications network breaks down or operates improperly as a result of such events, Panasonic’s facilities and other assets may be seriously damaged, or the Company may have to stop or delay production and shipment. Panasonic may incur expenses relating to such damages. The flooding in Thailand, which deteriorated in October 2011, has adversely affected certain component procurement, manufacturing, sales and other activities of Panasonic. If the flooding continues for an extended period of time, Panasonic’s manufacturing and other activities may be further adversely affected. In addition, if an infectious disease, such as a new highly-pathogenic flu strain, becomes prevalent throughout the world, Panasonic’s manufacturing and sales may be materially disrupted.

III	Shares and Shareholders

(1)	Shares of Common Stock Issued as of September 30, 2011: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

(2)	Amount of Common Stock (Stated Capital) as of September 30, 2011: 258,740 million yen

CONTENTS

IV	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2011

	Yen (millions)
Assets	September 30, 2011	March 31, 2011
Current assets:
Cash and cash equivalents	740,595	974,826
Time deposits	50,818	69,897
Trade receivables:
Notes	83,927	78,979
Accounts (Note 12)	988,346	1,001,982
Allowance for doubtful receivables	(19,589)	(21,860)

Net trade receivables	1,052,684	1,059,101

Inventories (Note 2)	916,147	896,424
Other current assets (Notes 12 and 13)	536,478	489,601

Total current assets	3,296,722	3,489,849

Investments and advances (Notes 3 and 13)	482,492	569,651

Property, plant and equipment (Notes 5 and 13):
Land	379,612	381,840
Buildings	1,707,026	1,771,178
Machinery and equipment	2,161,499	2,290,760
Construction in progress	67,298	96,489

	4,315,435	4,540,267
Less accumulated depreciation	2,595,398	2,656,958

Net property, plant and equipment	1,720,037	1,883,309

Other assets:
Goodwill (Note 13)	911,782	924,752
Intangible assets (Notes 5 and 13)	485,768	542,787
Other assets	419,064	412,522

Total other assets	1,816,614	1,880,061

	7,315,865	7,822,870

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2011

	Yen (millions)
Liabilities and Equity	September 30, 2011	March 31, 2011
Current liabilities:
Short-term debt, including current portion of long-term debt (Note 13)	396,340	432,982
Trade payables:
Notes	64,774	60,128
Accounts (Note 12)	876,239	941,124

Total trade payables	941,013	1,001,252

Accrued income taxes	34,813	42,415
Accrued payroll	197,811	192,279
Other accrued expenses	733,908	747,205
Deposits and advances from customers	78,267	66,473
Employees’ deposits	9,367	9,101
Other current liabilities (Notes 12 and 13)	334,331	355,343

Total current liabilities	2,725,850	2,847,050

Noncurrent liabilities:
Long-term debt (Note 13)	1,132,051	1,162,287
Retirement and severance benefits	468,468	492,960
Other liabilities	351,593	374,238

Total noncurrent liabilities	1,952,112	2,029,485

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus (Note 10)	1,115,871	1,100,181
Legal reserve	94,563	94,198
Retained earnings	2,088,726	2,401,909
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(560,466)	(453,158)
Unrealized holding gains (losses) of available-for-sale securities (Note 3)	(18,004)	16,835
Unrealized gains of derivative instruments (Note 12)	3,947	2,277
Pension liability adjustments	(177,109)	(191,254)

Total accumulated other comprehensive income (loss)	(751,632)	(625,300)

Treasury stock, at cost (Note 6)	(246,682)	(670,736)

Total Panasonic Corporation shareholders’ equity (Note 10)	2,559,586	2,558,992

Noncontrolling interests (Note 10)	78,317	387,343

Total equity (Note 10)	2,637,903	2,946,335
Commitments and contingent liabilities (Notes 4 and 14)

	7,315,865	7,822,870

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Six months ended September 30, 2011 and 2010

	Yen (millions)
	Six months ended September 30
	2011	2010
Revenues, costs and expenses:
Net sales	4,005,198	4,367,948
Cost of sales (Note 12)	(2,994,321)	(3,199,550)
Selling, general and administrative expenses	(963,278)	(999,430)
Interest income	6,736	5,717
Dividends received	3,814	3,483
Other income (Notes 11 and 12)	11,997	30,260
Interest expense	(14,172)	(14,285)
Other deductions (Notes 5, 11, 12 and 13)	(215,317)	(49,590)

Income (loss) before income taxes	(159,343)	144,553
Provision for income taxes	(1,355)	64,147
Equity in earnings of associated companies	4,831	3,629

Net income (loss) (Note 10)	(153,157)	84,035
Less net income (loss) attributable to noncontrolling interests (Note 10)	(17,006)	9,317

Net income (loss) attributable to Panasonic Corporation (Note 10)	(136,151)	74,718

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	(58.88)	36.09
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Three months ended September 30, 2011 and 2010

	Yen (millions)
	Three months ended September 30
	2011	2010
Revenues, costs and expenses:
Net sales	2,075,650	2,206,822
Cost of sales (Note 12)	(1,538,814)	(1,628,763)
Selling, general and administrative expenses	(494,813)	(492,929)
Interest income	3,310	2,948
Dividends received	999	425
Other income (Notes 11 and 12)	13,759	15,278
Interest expense	(6,827)	(6,904)
Other deductions (Notes 5, 11, 12 and 13)	(195,174)	(36,654)

Income (loss) before income taxes	(141,910)	60,223
Provision for income taxes	(18,808)	25,810
Equity in earnings of associated companies	2,569	1,884

Net income (loss) (Note 10)	(120,533)	36,297
Less net income (loss) attributable to noncontrolling interests	(14,733)	5,257

Net income (loss) attributable to Panasonic Corporation	(105,800)	31,040

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	(45.75)	14.99
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2011 and 2010

	Yen (millions)
	Six months ended September 30
	2011	2010
Cash flows from operating activities:
Net income (loss) (Note 10)	(153,157)	84,035
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	172,574	179,685
Net (gain) loss on sale of investments	1,159	(6,876)
Provision for doubtful receivables	2,116	3,097
Deferred income taxes	(24,194)	(1,484)
Write-down of investment securities (Notes 11 and 13)	894	25,691
Impairment losses on long-lived assets (Notes 5 and 13)	153,742	2,195
Cash effects of change in:
Trade receivables	(31,750)	(3,131)
Inventories	(65,848)	(132,022)
Other current assets	(59,573)	(4,132)
Trade payables	(936)	51,612
Accrued income taxes	(5,637)	20,462
Accrued expenses and other current liabilities	11,495	41,421
Retirement and severance benefits	(7,880)	(18,911)
Deposits and advances from customers	8,743	3,004
Other, net	(708)	2,676

Net cash provided by operating activities	1,040	247,322

Cash flows from investing activities:
Proceeds from disposition of investments and advances	21,809	59,624
Increase in investments and advances	(3,242)	(2,633)
Capital expenditures	(173,367)	(200,728)
Proceeds from disposals of property, plant and equipment	33,639	72,771
(Increase) decrease in time deposits, net	14,251	(14,412)
Other, net	(5,031)	(6,838)

Net cash used in investing activities	(111,941)	(92,216)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2011 and 2010

	Yen (millions)
	Six months ended September 30
	2011	2010
Cash flows from financing activities:
Increase in short-term debt, net	15,006	798,043
Proceeds from long-term debt	749	2,425
Repayments of long-term debt	(75,878)	(65,884)
Dividends paid to Panasonic Corporation shareholders (Notes 9 and 10)	(10,351)	(10,353)
Dividends paid to noncontrolling interests (Note 10)	(7,589)	(8,072)
Repurchase of common stock (Note 10)	(70)	(386)
Sale of treasury stock (Note 10)	61	14
Purchase of noncontrolling interests (Note 10)	(5,291)	(61,759)
Other, net	278	(301)

Net cash provided by (used in) financing activities	(83,085)	653,727

Effect of exchange rate changes on cash and cash equivalents	(40,245)	(50,339)

Net increase (decrease) in cash and cash equivalents	(234,231)	758,494

Cash and cash equivalents at beginning of period	974,826	1,109,912

Cash and cash equivalents at end of period	740,595	1,868,406

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category for the six months ended September 30, 2011 were as follows: Digital AVC Networks—33%, Home Appliances—16%, PEW and PanaHome*—19%, Components and Devices—9%, SANYO*—16%, and Other—7%. A sales breakdown by geographical market was as follows: Japan—51%, North and South America—12%, Europe—9%, and Asia and Others—28%.

Sales by product category for the three months ended September 30, 2011 were as follows: Digital AVC Networks—34%, Home Appliances—14%, PEW and PanaHome*—20%, Components and Devices—9%, SANYO*—16%, and Other—7%. A sales breakdown by geographical market was as follows: Japan—51%, North and South America—12%, Europe—9%, and Asia and Others—28%.

The Company is not dependent on a single supplier and has no significant difficulty in obtaining raw materials from suppliers.

*	PEW stands for Panasonic Electric Works Co., Ltd. and PanaHome stands for PanaHome Corporation. SANYO stands for SANYO Electric Co., Ltd.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” All significant intercompany balances and transactions have been eliminated in consolidation.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% voting interest, and corporate joint ventures. These investments are included in “Investments and advances” in the consolidated balance sheets.

The Company has 610 consolidated subsidiaries and 113 associated companies under equity method as of September 30, 2011.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans, and assets acquired and liabilities assumed by business combinations.

(e)	Adoption of New Accounting Pronouncements

On April 1, 2011, the Company adopted Accounting Standards Update (ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 amends ASC 605, “Revenue Recognition” to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements in a multiple-element arrangement. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements is no longer permitted upon adoption of ASU 2009-13. The adoption of ASU 2009-13 did not have a material effect on the Company’s consolidated financial statements.

On April 1, 2011, the Company adopted ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28, which amends ASC 350, “Intangibles—Goodwill and Other,” modifies Step1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of ASU 2010-28 did not have a material effect on the Company’s consolidated financial statements.

(2)	Inventories

Inventories at September 30 and March 31, 2011 are summarized as follows:

	Yen (millions)
	September 30, 2011	March 31, 2011
Finished goods	500,419	466,261
Work in process	162,058	164,329
Raw materials	253,670	265,834

	916,147	896,424

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in investments and advances at September 30 and March 31, 2011 are as follows:

	Yen (millions)
	September 30, 2011
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	239,247	244,854	5,607
Corporate and government bonds	1,685	1,705	20
Other debt securities	601	580	(21)

	241,533	247,139	5,606

	Yen (millions)
	March 31, 2011
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	250,400	313,813	63,413
Corporate and government bonds	2,142	2,201	59
Other debt securities	544	546	2

	253,086	316,560	63,474

The carrying amounts of the Company’s cost method investments totaled 26,710 million yen and 27,914 million yen at September 30 and March 31, 2011, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at September 30, 2011 are as follows:

Yen (millions)
Due within 1 year	80,973
Due after 1 year within 2 years	61,075
Due after 2 years within 3 years	41,727
Due after 3 years within 4 years	16,628
Due after 4 years within 5 years	3,510
Thereafter	13,273

Total minimum lease payments	217,186

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 145,348 million yen and 144,466 million yen of long-lived assets for the six months and three months ended September 30, 2011, respectively. 140,244 million yen of impairment losses for the six months and three months ended September 30, 2011 were related to “Digital AVC Networks” segment.

The Company recorded impairment losses for certain buildings, machinery and equipment and finite-lived intangible assets related to certain domestic flat TV manufacturing facilities. As a result of the continuously substantial decline of product prices and the yen appreciation, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of buildings was determined through an appraisal based on the repurchase cost. The fair value of machinery and equipment was determined through an appraisal based on the repurchase cost or net realizable value. The fair value of finite-lived intangible assets was determined based on the discounted estimated cash flows expected to result from the use and eventual disposition of the assets.

The Company recognized impairment losses in the aggregate of 2,195 million yen and 1,990 million yen of long-lived assets for the six months and three months ended September 30, 2010, respectively. Impairment losses were mainly related to “PEW and PanaHome” segment.

(6)	Number of Common Shares

Number of common shares authorized and issued and number of treasury common shares as of September 30 and March 31, 2011 are as follows:

	Number of shares
	September 30, 2011	March 31, 2011
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	140,804,033	382,760,101

(7)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of September 30 and March 31, 2011 are as follows:

	Yen
	September 30, 2011	March 31, 2011
Panasonic Corporation shareholders’ equity per share	1,106.97	1,236.05

(8)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the six months ended September 30, 2011 and 2010 are as follows:

	Yen (millions)
	Six months ended September 30
	2011	2010
Net income (loss) attributable to Panasonic Corporation common shareholders	(136,151)	74,718

	Number of shares
	Six months ended September 30
	2011	2010
Average common shares outstanding	2,312,254,267	2,070,372,312

	Yen
	Six months ended September 30
	2011	2010
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(58.88)	36.09

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

A reconciliation of the numerators and denominators of the basic net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the three months ended September 30, 2011 and 2010 are as follows:

	Yen (millions)
	Three months ended September 30
	2011	2010
Net income (loss) attributable to Panasonic Corporation common shareholders	(105,800)	31,040

	Number of shares
	Three months ended September 30
	2011	2010
Average common shares outstanding	2,312,247,172	2,070,332,522

	Yen
	Three months ended September 30
	2011	2010
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(45.75)	14.99

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(9)	Cash Dividends

On April 28, 2011, the board of directors approved a year-end dividend of 5.0 yen per share, totaling 10,351 million yen on outstanding common stock as of March 31, 2011. The dividends, which became effective on May 31, 2011, were sourced out of retained earnings.

On October 31, 2011, the board of directors approved an interim dividend of 5.0 yen per share, totaling 11,561 million yen on outstanding common stock as of September 30, 2011. The dividends, which will become effective on November 30, 2011, were sourced out of retained earnings.

(10)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the six months ended September 30, 2011 and 2010 are as follows:

	Yen (millions)
	Six months ended September 30, 2011
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2011	2,558,992	387,343	2,946,335
Dividends paid to Panasonic Corporation shareholders	(10,351)	—	(10,351)
Dividends paid to noncontrolling interests	—	(7,589)	(7,589)
Repurchase of common stock	(70)	—	(70)
Sale of treasury stock	256,056	—	256,056
Equity transactions with noncontrolling interests	16,458	(277,744)	(261,286)
Other	146	(421)	(275)
Comprehensive income (loss):
Net loss	(136,151)	(17,006)	(153,157)
Other comprehensive income (loss), net of tax:
Translation adjustments	(99,244)	(6,193)	(105,437)
Unrealized holding losses of available-for-sale securities	(34,612)	(124)	(34,736)
Unrealized holding gains of derivative instruments	1,657	—	1,657
Pension liability adjustments	6,705	51	6,756

Total comprehensive loss	(261,645)	(23,272)	(284,917)

Balance at September 30, 2011	2,559,586	78,317	2,637,903

	Yen (millions)
	Six months ended September 30, 2010
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2010	2,792,488	887,285	3,679,773
Dividends paid to Panasonic Corporation shareholders	(10,353)	—	(10,353)
Dividends paid to noncontrolling interests	—	(8,072)	(8,072)
Repurchase of common stock	(386)	—	(386)
Sale of treasury stock	14	—	14
Equity transactions with noncontrolling interests	(83,240)	23,785	(59,455)
Other	—	(2,819)	(2,819)
Comprehensive income (loss):
Net income	74,718	9,317	84,035
Other comprehensive income (loss), net of tax:
Translation adjustments	(92,438)	(21,890)	(114,328)
Unrealized holding losses of available-for-sale securities	(30,347)	(2,070)	(32,417)
Unrealized holding gains (losses) of derivative instruments	456	(30)	426
Pension liability adjustments	1,048	379	1,427

Total comprehensive loss	(46,563)	(14,294)	(60,857)

Balance at September 30, 2010	2,651,960	885,885	3,537,845

Comprehensive loss for the three months ended September 30, 2011 and 2010 amounted to 226,324 million yen and 1,036 million yen, respectively. Comprehensive loss for the three months ended September 30, 2011 and 2010 includes “Net income (loss)” in the amount of a loss of 120,533 million yen and an income of 36,297 million yen, and other comprehensive loss, net of tax, in the amount of 105,791 million yen and 37,333 million yen, respectively.

Net income (loss) attributable to Panasonic Corporation and transfers (to) from the noncontrolling interests for the six months ended September 30, 2011 and 2010 are as follows:

	Yen (millions)
	Six months ended September 30
	2011	2010
Net income (loss) attributable to Panasonic Corporation	(136,151)	74,718
Transfers (to) from the noncontrolling interests:
Decrease in capital surplus for purchase of additional shares in consolidated subsidiaries primarily for the purpose of conversion into wholly-owned subsidiaries	17,442	(83,240)

Total	17,442	(83,240)

Change from net income (loss) attributable to Panasonic Corporation and Transfers (to) from the noncontrolling interests	(118,709)	(8,522)

On April 1, 2011, PEW and SANYO became wholly-owned subsidiaries through share exchanges. The difference between the fair value of the shares of the Company delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus.

In June 2010, the Company purchased the noncontrolling interests of IPS Alpha Technology, Ltd., whose name was subsequently changed to Panasonic Liquid Display Co. Ltd.

Transfers (to) from the noncontrolling interests for the three months ended September 30, 2011 and 2010 are not material.

(11)	Supplementary Information

Included in other deductions for the six months and three months ended September 30, 2011 and 2010 are as follows:

	Yen (millions)
	Six months ended September 30
	2011	2010
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	23,309	1,605
Write-down of investment securities	894	25,691
Foreign exchange losses (gains)	1,255	—

	Yen (millions)
	Three months ended September 30
	2011	2010
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	19,738	678
Write-down of investment securities	761	25,154
Foreign exchange losses (gains)	(2,974)	—

Foreign exchange gains included in other income for the six and three months ended September 30, 2010 are 6,754 million yen and 5,945 million yen.

Net periodic benefit cost for the six months ended September 30, 2011 and 2010 are 39,336 million yen and 29,003 million yen, respectively. Net periodic benefit cost for the three months ended September 30, 2011 and 2010 are 22,055 million yen and 14,519 million yen, respectively.

Net periodic income related to the Great East Japan Earthquake included in other income for the six months and three months ended September 30, 2011 amounted to 2,882 million yen and 8,396 million yen, respectively, which was net of loss related to the earthquake from insurance recovery of 11,160 million yen and 9,765 million yen, respectively.

(12)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interests rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interests rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company accounts for derivative instruments in accordance with ASC 815, “Derivatives and Hedging.” Amounts included in accumulated other comprehensive income (loss) at September 30, 2011 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at September 30, 2011 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	9,771	Other current liabilities	(267)
Commodity futures	Other current assets	1,710	Other current liabilities	(2,829)

Total derivatives designated as hedging instruments under ASC 815		11,481		(3,096)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	10,461	Other current liabilities	(4,937)
Cross currency swaps	Other current assets	1,934	—	—
Interest rate swaps	Other current assets	0	—	—
Commodity futures	Other current assets	36,773	Other current liabilities	(36,773)

Total derivatives not designated as hedging instruments under ASC 815		49,168		(41,710)

Total derivatives		60,649		(44,806)

The fair values of derivative instruments at March 31, 2011 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	252	Other current liabilities	(4,584)
Commodity futures	Other current assets	15,658	Other current liabilities	(601)

Total derivatives designated as hedging instruments under ASC 815		15,910		(5,185)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	1,619	Other current liabilities	(3,238)
Cross currency swaps	—	—	Other current liabilities	(462)
Interest rate swaps	Other current assets	0	—	—
Commodity futures	Other current assets	4,732	Other current liabilities	(4,732)

Total derivatives not designated as hedging instruments under ASC 815		6,351		(8,432)

Total derivatives		22,261		(13,617)

The effect of derivative instruments on the consolidated statement of operations for the six months ended September 30, 2011 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(5,607)

Total		(5,607)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	6,312

Total		6,312

Fair value hedges resulted in gains of 705 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	14,590	Other income (deductions)	3,983
Commodity futures	(6,174)	Cost of sales	1,935

Total	8,416		5,918

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	499
Commodity futures	—	—

Total		499

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	11,887
Cross currency swaps	Other income (deductions)	2,396
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		14,283

The effect of derivative instruments on the consolidated statement of operations for the six months ended September 30, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(7,774)

Total		(7,774)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	8,744

Total		8,744

Fair value hedges resulted in gains of 970 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	10,750	Other income (deductions)	7,641
Commodity futures	1,543	Cost of sales	268

Total	12,293		7,909

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	628
Commodity futures	—	—

Total		628

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	11,976
Cross currency swaps	Other income (deductions)	(2,924)
Interest rate swaps	Other income (deductions)	(23)
Commodity futures	Other income (deductions)	0

Total		9,029

The effect of derivative instruments on the consolidated statement of operations for the three months ended September 30, 2011 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(4,259)

Total		(4,259)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	4,610

Total		4,610

Fair value hedges resulted in gains of 351 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	11,503	Other income (deductions)	6,359
Commodity futures	(3,476)	Cost of sales	739

Total	8,027		7,098

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	291
Commodity futures	—	—

Total		291

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	8,891
Cross currency swaps	Other income (deductions)	1,588
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		10,479

The effect of derivative instruments on the consolidated statement of operations for the three months ended September 30, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	6,069

Total		6,069

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(5,706)

Total		(5,706)

Fair value hedges resulted in gains of 363 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(1,924)	Other income (deductions)	9,481
Commodity futures	2,728	Cost of sales	(150)

Total	804		9,331

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	222
Commodity futures	—	—

Total		222

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	(9,524)
Cross currency swaps	Other income (deductions)	(2,312)
Interest rate swaps	Other income (deductions)	(20)
Commodity futures	Other income (deductions)	0

Total		(11,856)

(13)	Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments and advances

The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at September 30 and March 31, 2011 are as follows:

	Yen (millions)
	September 30, 2011		March 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Other investments and advances	332,729	332,759	409,938	410,023
Liabilities:
Long-term debt, including current portion	(1,460,877)	(1,481,981)	(1,535,858)	(1,548,251)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	14,975	14,975	1,420	1,420
To buy foreign currencies	5,257	5,257	451	451
Cross currency swaps	1,934	1,934	—	—
Interest rate swaps	0	0	0	0
Commodity futures:
To sell commodity	37,374	37,374	—	—
To buy commodity	1,109	1,109	20,390	20,390
Other current liabilities:
Forward:
To sell foreign currencies	(3,964)	(3,964)	(4,536)	(4,536)
To buy foreign currencies	(1,240)	(1,240)	(3,286)	(3,286)
Cross currency swaps	—	—	(462)	(462)
Commodity futures:
To sell commodity	—	—	(5,333)	(5,333)
To buy commodity	(39,602)	(39,602)	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ASC 820 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities that are measured at fair value on a recurring basis at September 30 and March 31, 2011:

	Yen (millions)
	September 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	244,854	—	—	244,854
Corporate and government bonds	—	1,705	—	1,705
Other debt securities	—	580	—	580

Total available-for-sale securities	244,854	2,285	—	247,139

Derivatives:
Foreign exchange contracts	—	20,232	—	20,232
Cross currency swaps	—	1,934	—	1,934
Interest rate swaps	—	0	—	0
Commodity futures	11,051	27,432	—	38,483

Total derivatives	11,051	49,598	—	60,649

Total	255,905	51,883	—	307,788

Liabilities:
Derivatives:
Foreign exchange contracts	—	(5,204)	—	(5,204)
Commodity futures	(30,261)	(9,341)	—	(39,602)

Total derivatives	(30,261)	(14,545)	—	(44,806)

Total	(30,261)	(14,545)	—	(44,806)

	Yen (millions)
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	313,813	—	—	313,813
Corporate and government bonds	—	2,201	—	2,201
Other debt securities	—	546	—	546

Total available-for-sale securities	313,813	2,747	—	316,560

Derivatives:
Foreign exchange contracts	—	1,871	—	1,871
Interest rate swaps	—	0	—	0
Commodity futures	18,564	1,826	—	20,390

Total derivatives	18,564	3,697	—	22,261

Total	332,377	6,444	—	338,821

Liabilities:
Derivatives:
Foreign exchange contracts	—	(7,822)	—	(7,822)
Cross currency swaps	—	(462)	—	(462)
Commodity futures	(2,427)	(2,906)	—	(5,333)

Total derivatives	(2,427)	(11,190)	—	(13,617)

Total	(2,427)	(11,190)	—	(13,617)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

Assets and liabilities measured at fair value on a nonrecurring basis

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the six months and three months ended September 30, 2011:

	Yen (millions)
	Six months ended September 30, 2011
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(145,348)	—	—	165,550	165,550
Goodwill	(8,394)	—	—	0	0

	Yen (millions)
	Three months ended September 30, 2011
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(144,466)	—	—	165,220	165,220
Goodwill	(8,394)	—	—	0	0

The Company classified the assets described above in Level 3, as the Company used unobservable inputs to value these assets with the recognition of impairment losses related to the assets. The fair value for the major assets was measured through an appraisal based on the repurchase cost or net realizable value, or discounted estimated cash flows expected to result from the use and eventual disposition of the assets.

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the six months and three months ended September 30, 2010:

	Yen (millions)
	Six months ended September 30, 2010
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(8,318)	23,196	—	2,933	26,129

	Yen (millions)
	Three months ended September 30, 2010
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(8,318)	23,196	—	2,933	26,129

The Company classified the impaired security, representing a substantial portion of the write-down, in Level 1, as the Company used an unadjusted quoted market price in active markets as input to value the investment. The remaining impaired security is classified in Level 3, as the Company used unobservable inputs to value the investment.

(14)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At September 30, 2011, the maximum amount of undiscounted payments the Company would have to make in the event of default was 28,047 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at September 30 and March 31, 2011 was immaterial.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At September 30, 2011, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions were met was 47,998 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at September 30 and March 31, 2011 was immaterial.

The Company and certain subsidiaries are under the term of leasehold interest contracts for land of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore, the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations. Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In October 2009, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect to alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has entered into a plea agreement with the U.S. Department of Justice in September 2010, and with the Competition Bureau Canada in October 2010 to resolve alleged antitrust violations relating to compressors for refrigerator use. The Company has been cooperating with the various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(15)	Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment as well as information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, electronic components and batteries. “SANYO” includes solar photovoltaic systems, lithium-ion batteries, optical pickups and others. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

By Business Segment:

Information by segment for the six months ended September 30, 2011 and 2010 is shown in the tables below:

	Yen (millions)
	Six months ended September 30
	2011	2010
Sales:
Digital AVC Networks:
Customers	1,407,878	1,628,103
Intersegment	24,604	29,725

Total	1,432,482	1,657,828
Home Appliances:
Customers	558,466	539,143
Intersegment	100,404	97,532

Total	658,870	636,675
PEW and PanaHome:
Customers	851,902	807,859
Intersegment	27,351	26,187

Total	879,253	834,046
Components and Devices:
Customers	287,895	323,747
Intersegment	123,661	157,185

Total	411,556	480,932
SANYO:
Customers	640,983	814,575
Intersegment	28,282	15,095

Total	669,265	829,670
Other:
Customers	258,074	254,521
Intersegment	295,840	305,831

Total	553,914	560,352
Eliminations	(600,142)	(631,555)

Consolidated total	4,005,198	4,367,948

	Yen (millions)
	Six months ended September 30
	2011	2010
Segment profit (loss):
Digital AVC Networks	(18,105)	61,269
Home Appliances	52,586	49,164
PEW and PanaHome	31,639	30,832
Components and Devices	(7,425)	25,471
SANYO	(26,921)	6,079
Other	23,936	22,976
Corporate and eliminations	(8,111)	(26,823)

Total segment profit	47,599	168,968

Interest income	6,736	5,717
Dividends received	3,814	3,483
Other income	11,997	30,260
Interest expense	(14,172)	(14,285)
Other deductions	(215,317)	(49,590)

Consolidated income (loss) before income taxes	(159,343)	144,553

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Information by segment for the three months ended September 30, 2011 and 2010 is shown in the tables below:

	Yen (millions)
	Three months ended September 30
	2011	2010
Sales:
Digital AVC Networks:
Customers	760,096	811,239
Intersegment	11,764	14,867

Total	771,860	826,106
Home Appliances:
Customers	266,773	263,281
Intersegment	49,159	50,613

Total	315,932	313,894
PEW and PanaHome:
Customers	446,459	429,326
Intersegment	15,496	13,462

Total	461,955	442,788
Components and Devices:
Customers	145,810	163,945
Intersegment	60,245	80,722

Total	206,055	244,667
SANYO:
Customers	326,842	407,264
Intersegment	18,410	9,422

Total	345,252	416,686
Other:
Customers	129,670	131,767
Intersegment	140,305	153,158

Total	269,975	284,925
Eliminations	(295,379)	(322,244)

Consolidated total	2,075,650	2,206,822

	Yen (millions)
	Three months ended September 30
	2011	2010
Segment profit (loss):
Digital AVC Networks	(2,071)	33,418
Home Appliances	18,947	16,905
PEW and PanaHome	21,024	22,484
Components and Devices	118	13,624
SANYO	(12,955)	1,070
Other	12,013	10,226
Corporate and eliminations	4,947	(12,597)

Total segment profit	42,023	85,130

Interest income	3,310	2,948
Dividends received	999	425
Other income	13,759	15,278
Interest expense	(6,827)	(6,904)
Other deductions	(195,174)	(36,654)

Consolidated income (loss) before income taxes	(141,910)	60,223

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area:

Sales attributed to countries based upon the customer’s location for the six months ended September 30, 2011 and 2010 are as follows:

	Yen (millions)
	Six months ended September 30
	2011	2010
Sales:
Japan	2,036,375	2,189,551
North and South America	484,175	553,354
Europe	384,322	427,637
Asia and Others	1,100,326	1,197,406

Consolidated total	4,005,198	4,367,948

United States included in North and South America	402,744	464,011
China included in Asia and Others	585,671	626,922

Sales attributed to countries based upon the customer’s location for the three months ended September 30, 2011 and 2010 are as follows:

	Yen (millions)
	Three months ended September 30
	2011	2010
Sales:
Japan	1,068,779	1,135,154
North and South America	244,035	267,310
Europe	187,115	203,814
Asia and Others	575,721	600,544

Consolidated total	2,075,650	2,206,822

United States included in North and South America	200,749	225,994
China included in Asia and Others	314,889	322,462

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China on sales.

Transfers between business segments or geographic segments are made at arms-length prices. There is no material concentration of sales to a single external major customer for the six months and three months ended September 30, 2011 and 2010.

(16)	Subsequent Events

Subsequent to September 30, 2011, the Company shut off production in domestic plasma display panel fifth factory of Panasonic Plasma Display Co., Ltd., a subsidiary of the Company, which is located in Amagasaki City, Hyogo Prefecture. The Company is currently in the process of assessing the impact of the event.

November 15, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan) Global Public Relations Office (Tel: +81-3-6403-3040)	Makoto Mihara (Japan) Investor Relations (Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205)

Announcement of a Basic Agreement between Innovation Network Corporation of

Japan and Panasonic Corporation regarding the Transfer of the Mobara Plant of

Panasonic Liquid Crystal Display Co., Ltd.

Osaka, Japan, November 15, 2011 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced a basic agreement regarding the transfer of the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd., a subsidiary of Panasonic.

For further detail, please see the attached.

November 15, 2011

Innovation Network Corporation of Japan

Panasonic Corporation

Announcement of a Basic Agreement between Innovation Network Corporation of

Japan and Panasonic Corporation regarding the transfer of the Mobara plant of

Panasonic Liquid Crystal Display Co., Ltd.

Innovation Network Corporation of Japan (“INCJ”) and Panasonic Corporation (“Panasonic”) hereby announce that both companies have reached an agreement in principle today regarding the transfer of the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd., a subsidiary of Panasonic, to Japan Display Inc. (“Japan Display”—provisional name), a new company that is in the process of being established to pursue small- and medium-sized display business.

Japan Display plans to develop a new manufacturing line for small- and medium-sized display production at the Mobara plant.

INCJ and Panasonic will proceed with discussions toward the scheduled conclusion of a definitive agreement by the end of December 2011 and aim to execute the transfer in April 2012.

[For inquiries]

Innovation Network Corporation of Japan      http://www.incj.co.jp/english/

Marunouchi-Kitaguchi Building

1-6-5, Marunouchi, Chiyoda-ku Tokyo 100-0005, Japan

Strategic Plannig Office

TEL: +81-3-5218-7200

Panasonic Corporation      http://panasonic.net/

1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

PR Group, Global Public Relations Office

TEL: +81-3-6403-3040

Panasonic News Bureau

TEL: +81-3-3542-6205

About Innovation Network Corporation of Japan (INCJ)

INCJ was established in July 2009 as a public-private partnership that provides financial, technological and management support for next-generation businesses. INCJ specifically supports those projects that combine technologies and varied expertise across industries and materialize open innovation. INCJ has the capacity to invest up to 900 billion yen (approx US$12 billion). To date, INCJ has invested approximately 325 billion yen in a total of 19 projects and is currently focused on a broad range of areas from green energy, electronics, IT and biotechnology to infrastructure-related sectors such as water supply. INCJ maintains a hands-on approach to investment, engaging in the business development of cutting-edge core technologies through intellectual property funds, expansion of venture companies and aggressive overseas development through initiatives such as restructuring and mergers of tech businesses and acquisitions of foreign companies.

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 8.69 trillion yen (US$105 billion) for the year ended March 31, 2011. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

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